Mail Stop 3720

June 1, 2006

Mr. John A. Kritzmacher
Senior Vice President and Controller
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974

> **RE: Lucent Technologies Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 30, 2005**
> **File No. 001-11639**

Dear Mr. Kritzmacher:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director